UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 001-12518

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended: December 31, 2003
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Banco Santander Central Hispano, S.A.

Full Name of Registrant

Former Name if Applicable

Plaza de Canalejas, 1

Address of Principal Executive Office (Street and Number)

28014 Madrid, Spain

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

     The Registrant is in the process of relocating its corporate headquarters from multiple offices located in downtown Madrid to a single office park location in a suburb of Madrid. In particular, the Registrant’s finance and accounting departments, which are principally responsible for preparing the Registrant’s Form 20-F, moved to their new offices between June 25 and June 28, 2004. As a result of the disruption caused by this move, the Registrant was unable to complete its Form 20-F by the prescribed due date without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Javier Arizmendi	34-91	289-1596

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net attributable income under Spanish GAAP was €2.6 billion in 2003, a 16% increase over net attributable income of €2.2 billion in 2002. The Registrant expects that its net attributable income under U.S. GAAP for 2003 will be substantially lower than in 2002, due to non-cash charges. The U.S. GAAP net attributable income has not yet been fully determined for the reasons set forth in Part III. These non-cash charges relate to the write off of goodwill arising from the Registrant’s investments in Brazil, which is accounted for differently under U.S. and Spanish GAAP. Most of the goodwill expected to be written off under U.S. GAAP in 2003 was written off in the last three years under Spanish GAAP. The Registrant’s primary financial statements will remain unchanged. The goodwill remaining from the Registrant’s Brazilian investments will be similar under both U.S. and Spanish GAAP.

Banco Santander Central Hispano, S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 1, 2004	By	/s/ Francisco Gómez

			Name:	Francisco Gómez
			Title:	Chief Financial Officer

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